Deal Highlights


Ernie Barnes
(b. 1938 - 2009)
View All (5)

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Initial Offering	$280,000
Painting	The Trick Shot (1983)
Dimensions	30 x 40
Progress	100%

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Artist Overview

About Ernie Barnes



Former NFL player Ernie Barnes became a celebrated artist known for vibrant depictions of Black joy.

After an injury ended his football career in 1965, he pursued art full-time. In 2022, his painting The Sugar Shack, featured on Marvin Gaye's I Want You album, sold at auction for $15.3M, his personal record, breaking records and boosting his market profile.

20.3% Total Return

In December '23, we sold a Barnes painting that delivered 20.3% total net returns after just 76 days held. Past performance not indicative of future returns.

Offering Size	$477,000
Sold For	$600,000
Days Held	76
Profit from $10K Investment	$2,000 after all fees

$15.3 Million Record

In 2022, Barnes' painting The Sugar Shack sold for $15.3 million at auction. An outlier among his oeuvre, this sale still signals a level of seriousness among collectors of his work.


12,370,800
CHRISTIE'S

Similar Painting at Duke's Museum

Pool hall paintings are an important motif for Barnes, who grew up in Durham, North Carolina, where pool halls were a lively part of the social ecosystem. A similar pool hall painting hangs in Duke's Nasher Museum of Art, an important...



Offering Details

Pool Hall Series

Historically, this series from Barnes' ouevre has done well at auction. See how our $280k offering compares to recent sales:



#11 Auction Record

Life After Sundown

Sale Price: **$770,470**



#15 Auction Record

Every Night, All Night

Sale Price: **$626,642**

#3 Auction Record: Pool Hall

Barnes' 3rd highest price at auction is a much larger pool hall scene that sold at Christie's in 2022, showing the heights this style can reach long-term on works of varying scale and period.

